1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 15, 2010	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PRICE SENSITIVE INFORMATION AND

OVERSEAS REGULATORY ANNOUNCEMENT

The purpose of this announcement is to disclose revisions to the estimated results of the Group for the nine months ended 30 September 2010 prepared in accordance with the PRC Accounting Standards.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Revisions to the estimated results of the Group for the nine months ended 30 September 2010 based on the PRC Accounting Standards

Reference is made to the estimated results of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively the “Group”) for the nine months ended 30 September 2010 (the “Estimated Results”) as disclosed in the 2010 interim report of the Company dated 23 August 2010. The board of directors of the Company (the “Board”) wishes to announce revisions to the Estimated Results, details of which are set out as follows:

I.	Estimated Results for the relevant period

1.	Period covered by the Estimated Results: 1 January 2010 to 30 September 2010

2.	Revisions to the Estimated Results:

Based on the PRC Accounting Standards, the net profit of the Group for the first nine months of 2010 attributable to the shareholders of the Company was estimated to increase by 100% as compared with the corresponding period in 2009.

3.	Whether the Estimated Results have been audited by certified public accounts: No

II.	The results of the corresponding period in 2009

1.	Net profit attributable to shareholders of the Company: RMB3,028,439,481

2.	Basic earnings per share: RMB0.62 per share.

III.	The discrepancy from the Estimated Results previously disclosed and reasons for the discrepancy

1.	The Estimated Results previously disclosed: It was disclosed in the 2010 interim report of the Company dated 23 August 2010 that the net profit of the Group for the first nine months of 2010 attributable to the shareholders of the Company would increase by over 50% as compared with the corresponding period in 2009.

2.	Reason for the aforementioned discrepancy: The fluctuations of the exchange rate of AUD to USD resulted in an exchange gain for a USD denominated loan granted to Yancoal Australia Pty Limited (“Yancoal Australia”).

Since July 2010, the exchange rate of AUD to USD increased significantly. As at 30 September 2010, the exchange rate of AUD to USD is 0.9667, which represents an appreciation of 7.59% as compared to the exchange rate of AUD to USD of 0.8985 as at 31 December 2009. As a result, as at 30 September 2010, Yancoal Australia reported an exchange gain of AUD243.8 million arising from its USD denominated loan of USD3,105.5 million and accordingly, an exchange gain of RMB1,538.0 million was recorded when the financial statements of the Company and Yancoal Australia were consolidated.

As at 14 October 2010, the exchange rate of AUD to USD is 0.9950.

IV.	Other related information

The Estimated Results disclosed herein are preliminary estimates made by the Group. Please refer to the financial figures to be published in the Company’s third quarterly report in the event of discrepancy.

The Estimated Results disclosed herein are estimated according to the PRC Accounting Standards. Shareholders of the Company and investors are advised to exercise caution to the investment risks arising from the differences with the International Financial Reporting Standards.

By order of the Board Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

14 October 2010

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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